# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: CYABRA, INC., CIK 0002032341
CUSIP: 23249H105
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 13 Gershon Shatz, Tel Aviv, Israel (L3), 6997543
Date of event which requires filing of this statement: 03/27/2026
Filed by CIK 0002045603
Persons authorized to receive notices and communications: Ido Shraga, C/O Cyabra, Inc., 13 Gershon Shatz, Tel Aviv, Israel (L3), 6997543, 972-54-768-8642

## Reporting persons
- Ido Shraga (CIK 0002045603): type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); source of funds: other (OO); sole voting power 710,549; shared voting power 0; sole dispositive power 710,549; shared dispositive power 0; aggregate amount beneficially owned 710,549 (5.1% of the class)
  Comment: See Item 4 for additional information.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: CYABRA, INC.
Address of issuer's principal executive offices: 13 Gershon Shatz, Tel Aviv, Israel (L3), 6997543

## Item 2. Identity and Background
Name of person filing: This report on Schedule 13D (this "13D") is being filed on behalf of Ido Shraga (the "Reporting Person").
Residence or business address: The residence address of the Reporting Person is Nahal Boor 41, Natanya, Israel.
Present principal occupation or employment: Present Occupation: The Reporting Person is the Chief Technology Officer of the Issuer (as defined below).
Criminal convictions in the last five years: The Reporting Person has not been, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The Reporting Person has not been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a citizen of Israel and France.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The information contained in rows 7, 8, 9, 10, 11 and 13 of the cover pages of this Schedule 13D and the information set forth in or incorporated by reference in Item 2, Item 4, Item 5 and Item 6 of the Schedule 13D is hereby incorporated by reference in its entirety into this Item 3.

In connection with the business combination contemplated by the Merger Agreement, dated as of July 22, 2024 (as amended on November 11, 2024 and November 6, 2025, the "Merger Agreement"), by and among Trailblazer Merger Corporation I ("Trailblazer"), Trailblazer Merger Sub, Ltd. ("Merger Sub"), Trailblazer Holdings, Inc. ("Holdings"), and Cyabra Strategy Ltd. ("Cyabra"), on March 27, 2026 (the "Event Date"), Trailblazer merged with and into Holdings with Holdings as the surviving corporation (the "Parent Merger") and Merger Sub merged with and into Cyabra, with Cyabra as the surviving entity (collectively with the Parent Merger and all other transactions contemplated by the Merger Agreement, the "Business Combination"). Upon consummation of the Business Combination, Holdings was renamed Cyabra, Inc. (the "Issuer") and the Issuer's common stock, par value $0.0001 per share (the "Common Stock"), began trading on The Nasdaq Global Market under the symbol "CYAB". Certain securities reported herein were issued in consideration for the cancellation of securities of Cyabra previously held by the Reporting Person immediately prior to the effective time of the Business Combination (the "Effective Time") in a stock for stock exchange at the exchange rate set forth in the Merger Agreement as follows: 577,549 shares of Common Stock were issued in consideration for the cancellation of 160,000 ordinary shares of Cyabra held by the Reporting Person immediately prior to the Effective Time.

The summary of the Merger Agreement and transactions related thereto are qualified in their entirety by the terms of such document, which is incorporated by reference as an exhibit to this Schedule 13D.

In addition, on the Event Date, the Reporting Person was granted 133,000 restricted stock units of the Issuer that were fully vested upon grant in consideration for his service to the Issuer as the Chief Technology Officer. Such grant is effective 30 days after the Issuer's 2026 Israeli Sub-Plan to the Cyabra, Inc. 2026 Omnibus Equity Incentive Plan is filed with the Israel Tax Authority.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in or incorporated by reference in Items 2, 3 and 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 4.

In connection with the Business Combination, the Reporting Person was appointed as the Issuer's Chief Technology Officer as of the Effective Time. Prior to the Business Combination, the Reporting Person served as the Chief Technology Officer of Cyabra.

The Reporting Person acquired the securities reported herein for investment purposes. The Reporting Person intends to evaluate this investment in the Issuer and options with respect to such investment on an ongoing basis. The Reporting Person may acquire additional shares of Common Stock and/or other securities of the Issuer from time to time, and may dispose of any or all of such shares of Common Stock or other securities held or beneficially owned by the Reporting Person at any time, subject to the lock-up provisions set forth in the Lock-Up Agreement (as defined below). The Reporting Person serves as Chief Technology Officer of the Issuer, and in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Person reserves the right to change its purpose and to formulate and implement plans or proposals with respect to the Issuer at any time and from time to time. Any such action may be made alone or in conjunction with other shareholders, potential acquirers, financing sources and/or other third parties and could include one or more purposes, plans or proposals that relate to or would result in actions required to be reported herein in accordance with Item 4 of Schedule 13D.

Other than as described herein, the Reporting Person currently has no plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a) through (j) of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the Event Date and the date of filing of this 13D (the "Filing Date"), the Reporting Person is deemed to beneficially own a total of 710,549 shares of Common Stock or 5.1% of the shares of Common Stock deemed issued and outstanding. The shares of Common Stock reported herein includes (i) 577,549 shares of Common Stock held by IBI Trust Management in trust for the Reporting Person and (ii) 133,000 shares of Common Stock underlying restricted stock units that were fully vested upon grant. The beneficial ownership percentage is based on 13,814,167 shares of Common Stock issued and outstanding as of March 27, 2026 based on information provided by the Issuer directly to the Reporting Person.
Number of shares as to which each person has sole or shared power to vote or dispose: As of the Event Date and the Filing Date, the Reporting Person had the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of 710,549 shares of Common Stock.
Transactions in the class effected during the past sixty days: Except as set forth in Item 3, the Reporting Person has not effected any transactions in the Common Stock during the 60 days prior to the Event Date or the Filing Date, there were no transactions effected in the Common Stock (or securities convertible into, exercisable for or exchangeable for Common Stock) by the Reporting Person or any person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in or incorporated by reference in Item 3 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 6.

Lock-Up Agreement

In connection with the Business Combination, the Reporting Person and certain other former shareholders, officers and directors of Cyabra each entered into a Lock-Up Agreement with the Issuer (each, a "Lock-Up Agreement") as of the Effective Time.

Pursuant to the Reporting Person's Lock-Up Agreement, the Reporting Person agreed not to, during the period commencing on the Event Date and ending on the date that is nine months after the Event Date, offer, sell, contract to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of, directly or indirectly, any of the securities reported herein, establish or increase a put equivalent position or liquidate with respect to or decrease a call equivalent position with respect to, any of the subject securities, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the subject securities, whether any of these transactions are to be settled by delivery of any such securities, in cash or otherwise, publicly disclose the intention to make or to enter into any transaction specified above, or engage in any short sales with respect to the subject securities.

The summary of the Lock-Up Agreement and the transactions related thereto are qualified in their entirety by the terms of such document, which is incorporated by reference as an exhibit to this Schedule 13D.

Except as otherwise set forth in this Schedule 13D, there are no contracts, arrangements, understandings or similar relationships existing with respect to the securities of the Issuer and the Reporting Person.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 Merger Agreement, dated July 22, 2024, as amended (included as Annex A to the Company's Form S-4 as filed on January 13, 2026 and incorporated herein by reference).

Exhibit 2 Form of Lock-Up Agreement (filed as Exhibit 10.3 to the Company's Current Report on Form 8-K as filed on July 23, 2024 and incorporated herein by reference).

## Signatures
- Ido Shraga: /s/ Ido Shraga, Ido Shraga / Individual (04/03/2026)